SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28640 ; 812-13543]

Forward Funds, et al.; Notice of Application

March 3, 2009

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an order under section 17(d) of the Investment Company Act

of 1940 ("Act") and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered open-end

investment companies in the same group of investment companies to enter into a special

servicing agreement ("Special Servicing Agreement").

Applicants: Forward Funds, on behalf of its series, Accessor Aggressive Growth Allocation Fund,

Accessor Balanced Allocation Fund, Accessor Growth Fund, Accessor Growth Allocation Fund,

Accessor Growth And Income Allocation Fund, Accessor High Yield Bond Fund, Accessor Income

Allocation Fund, Accessor Income And Growth Allocation Fund, Accessor Intermediate Fixed-

Income Fund, Accessor International Equity Fund, Accessor Mortgage Securities Fund, Accessor

Short-Intermediate Fixed-Income Fund, Accessor Small To Mid Cap Fund, Accessor Strategic

Alternatives Fund, Accessor U.S. Government Money Fund and Accessor Value Fund, Forward

Management LLC ("Forward Management") and each existing or future registered open-end

management investment company or series thereof that is part of the same "group of investment

companies" as Forward Funds (the "Trust") under Section 12(d)(1)(G)(ii) of the Act and is

advised by Forward Management or any entity controlling, controlled by, or under common control with Forward Management. (such investment companies or series thereof, together with the Trust and its series, the "Funds").[1]

Filing Dates: The application was filed on July 3, 2008, and amended on December 19, 2008. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 27, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 433 California Street, 11th Floor, San Francisco, CA 94104.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, U.S.

---

[1]   All entities that currently intend to rely on the order have been named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1520

(telephone (202) 551-5850).

Applicants' Representations:

1.   The Trust is a Delaware statutory trust registered under the Act as an open-end management investment company. The Trust currently offers 34 series, 6 of which are "Top-Tier Funds"[2] and 10 of which are "Underlying Funds."[3] The Top-Tier Funds will invest substantially all of their assets in the Underlying Funds.[4] The Top-Tier Funds and the Underlying Funds currently offer multiple classes of shares in reliance on rule 18f-3 under the Act. Forward Management, an investment adviser registered under the Investment Advisers Act of 1940, serves as investment adviser to the Funds.

2.   Forward Management and the Trust propose to enter into a Special Servicing Agreement that would allow an Underlying Fund to bear the expenses of a Top-Tier Fund (other than investment management fees, rule 12b-1 fees and class-specific administrative service fees). Under the Special Servicing Agreement, each Underlying Fund will bear expenses of a Top-Tier Fund in proportion to the estimated benefits to the Underlying Fund arising from the investment in the Underlying Fund by the Top-Tier Fund ("Underlying Fund Benefits").

3.   Applicants state that the Underlying Fund Benefits are expected to result primarily from the incremental increase in assets resulting from investment in the Underlying Funds by the Top-Tier Funds and the large asset size of each shareholder account that represents

---

[2] "Top-Tier Funds" refers to Accessor Aggressive Growth Allocation Fund, Accessor Balanced Allocation Fund, Accessor Growth Allocation Fund, Accessor Growth and Income Allocation Fund, Accessor Income Allocation Fund and Accessor Income and Growth Allocation Fund and any other Fund that invests substantially all of its assets in the Underlying Funds (as defined below).

[3] "Underlying Funds" refers to Accessor Growth Fund, Accessor High Yield Bond Fund, Accessor Intermediate Fixed-Income Fund, Accessor International Equity Fund, Accessor Mortgage Securities Fund, Accessor Short-Intermediate Fixed-Income Fund, Accessor Small to Mid Cap Fund, Accessor Strategic Alternatives Fund, Accessor U.S. Government Money Fund and Accessor Value Fund and any other Fund in which a Top-Tier Fund may invest.

[4] The Top-Tier Funds will not be Underlying Funds and no Top-Tier Fund will invest in another Top-Tier Fund.

an investment by a Top-Tier Fund relative to other shareholder accounts. A shareholder account that represents a Top-Tier Fund will experience fewer shareholder transactions and greater predictability of transaction activity than other shareholder accounts. As a result, the shareholder servicing costs to any Underlying Fund for servicing one account registered to a Top-Tier Fund will be significantly less than the cost to that same Underlying Fund of servicing the same pool of assets contributed by a large group of shareholders owning relatively small accounts in one or more Underlying Funds.

        4.   No Fund will enter into a Special Servicing Agreement unless the Special Servicing Agreement: (a) precisely describes the services provided to the Top-Tier Funds and the amount of expenses for services charged to the Top-Tier Fund that may be paid by an Underlying Fund ("Underlying Fund Payments"); (b) provides that no affiliated person of the Top-Tier Funds, or affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying Fund Payments, except for bona fide transfer agent services approved by the board of trustees ("Board") of the Underlying Fund, including a majority of trustees who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Independent Trustees"); (c) provides that the Underlying Fund Payments may not exceed the amount of actual expenses incurred by the Top-Tier Funds; (d) provides that, in instances where transfer agent expenses are calculated based on a fixed fee per account, no Underlying Fund will reimburse transfer agent expenses of a Top-Tier Fund, including sub-accounting expenses and other out-of-pocket expenses, at a rate in excess of the average per account transfer agent expenses of the Underlying Fund, including sub-accounting expenses and other out-of-pocket expenses, expressed as a basis point charge (for purposes of calculating the Underlying Fund's average per account transfer agent expense, the Top-Tier Fund's investment in the Underlying Fund will be

excluded); and (e) has been approved by the Fund's Board, including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act provide that an affiliated person of, or a principal underwriter for, a registered investment company, or an affiliate of such person or principal underwriter, acting as principal, shall not participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement in which the registered investment company is a participant unless the Commission has issued an order approving the arrangement. Forward Management, as investment adviser, is an affiliated person of each of the Underlying Funds and Top-Tier Funds, which in turn could be deemed to be under common control of Forward Management and therefore affiliated persons of each other. The Top-Tier Funds and the Underlying Funds also may be affiliated persons by virtue of a Top-Tier Fund's ownership of more than 5% of the outstanding voting securities of an Underlying Fund. Consequently, the Special Servicing Agreement could be deemed to be a joint transaction among the Top-Tier Funds, the Underlying Funds and Forward Management.

2.   Rule 17d-1 under the Act provides that, in passing upon a joint arrangement under the rule, the Commission will consider whether participation of the investment company in the joint enterprise or joint arrangement on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants request an order under section 17(d) and rule 17d-1 to permit the proposed expense sharing arrangements. Applicants state that participation by the Top-Tier

Funds, the Underlying Funds and Forward Management in the proposed expense sharing

arrangements is consistent with the provisions, policies and purposes of the Act, and that the

terms of the Special Servicing Agreement and the conditions set forth below will ensure that no

participant will participate on a basis less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   No Fund will enter into a Special Servicing Agreement unless the Special

Servicing Agreement: (a) precisely describes the services provided to the Top-Tier Funds and

the Underlying Fund Payments; (b) provides that no affiliated person of the Top-Tier Funds, or

affiliated person of such person, will receive, directly or indirectly, any portion of the Underlying

Fund Payments, except for bona fide transfer agent services approved by the Board of the

Underlying Fund, including a majority of the Independent Trustees; (c) provides that the

Underlying Fund Payments may not exceed the amount of actual expenses incurred by the

Top-Tier Funds; (d) provides that, in instances where transfer agent expenses are calculated

based on a fixed fee per account, no Underlying Fund will reimburse transfer agent expenses of a

Top-Tier Fund, including sub-accounting expenses and other out-of-pocket expenses, at a rate in

excess of the average per account transfer agent expenses of the Underlying Fund, including sub-

accounting expenses and other out-of-pocket expenses, expressed as a basis point charge (for

purposes of calculating the Underlying Fund's average per account transfer agent expense, the

Top-Tier Fund's investment in the Underlying Fund will be excluded); and (e) has been

approved by the Fund's Board, including a majority of the Independent Trustees, as being in the best interests of the Fund and its shareholders and not involving overreaching on the part of any person concerned.

2.   In approving a Special Servicing Agreement, the Board of an Underlying Fund will consider, without limitation: (a) the reasons for the Underlying Fund's entering into the Special Servicing Agreement; (b) information quantifying the Underlying Fund Benefits; (c) the extent to which investors in the Top-Tier Fund could have purchased shares of the Underlying Fund; (d) the extent to which an investment in the Top-Tier Fund represents or would represent a consolidation of accounts in the Underlying Funds, through exchanges or otherwise, or a reduction in the rate of increase in the number of accounts in the Underlying Funds; (e) the extent to which the expense ratio of the Underlying Fund was reduced following investment in the Underlying Fund by the Top-Tier Fund and the reasonably foreseeable effects of the investment by the Top-Tier Fund on the Underlying Fund's expense ratio; (f) the reasonably foreseeable effects of participation in the Special Servicing Agreement on the Underlying Fund's expense ratio; and (g) any conflicts of interest that Forward Management, any affiliated person of Forward Management, or any other affiliated person of the Underlying Fund may have relating to the Underlying Fund's participation in the Special Servicing Agreement.

3.   Prior to approving a Special Servicing Agreement on behalf of an Underlying Fund, the Board of the Underlying Fund, including a majority of the Independent Trustees, will determine that: (a) the Underlying Fund Payments under the Special Servicing Agreement are expenses that the Underlying Fund would have incurred if the shareholders of the Top-Tier Fund had instead purchased shares of the Underlying Fund through the same broker-dealer or other financial intermediary; (b) the amount of the Underlying Fund Payments is less than the amount of Underlying Fund Benefits; and (c) by entering into the Special Servicing Agreement, the

Underlying Fund is not engaging, directly or indirectly, in financing any activity which is primarily intended to result in the sale of shares issued by the Underlying Fund.

4.   In approving a Special Servicing Agreement, the Board of a Fund will request and evaluate, and Forward Management will furnish, such information as may reasonably be necessary to evaluate the terms of the Special Servicing Agreement and the factors set forth in condition 2 above, and make the determinations set forth in conditions 1 and 3 above.

5.   Approval by the Fund's Board, including a majority of the Independent Trustees, in accordance with conditions 1 through 4 above, will be required at least annually after the Fund's entering into a Special Servicing Agreement and prior to any material amendment to a Special Servicing Agreement.

6.   To the extent Underlying Fund Payments are treated, in whole or in part, as a class expense of an Underlying Fund, or are used to pay a class-based expense of a Top-Tier Fund, conditions 1 through 5 above must be met with respect to each class of a Fund as well as the Fund as a whole.

7.	Each Fund will maintain and preserve the Board's findings and determinations set forth in conditions 1 and 3 above, and the information and considerations on which they were based, for the duration of the Special Servicing Agreement, and for a period not less than six years thereafter, the first two years in an easily accessible place.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary